# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EDESA BIOTECH, INC., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 02/12/2025
Amends the filing with accession number 0001654954-19-009777
Filed by CIK 0001777962
Persons authorized to receive notices and communications: Dr. Pardeep Nijhawan, c/o Edesa Biotech, Inc., 100 Spy Court, Markham, Ontario Canada (A6), L3R 5H6, (289) 800-9600

## Reporting persons
- Pardeep Nijhawan Medicine Professional Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 1,119,981; sole dispositive power 0; shared dispositive power 1,119,981; aggregate amount beneficially owned 1,119,981 (14.5% of the class)
  Comment: For Box 13, based on a total of 6,936,404 Common Shares of the Company outstanding as of February 14, 2025, and an additional 342,865 Common Shares underlying vested warrants and an additional 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person.
- The Digestive Health Clinic Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 32,013; sole dispositive power 0; shared dispositive power 32,013; aggregate amount beneficially owned 32,013 (0.5% of the class)
  Comment: For Box 13, based on a total of 6,936,404 Common Shares of the Company outstanding as of February 14, 2025.
- 1968160 Ontario Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 53,104; sole dispositive power 0; shared dispositive power 53,104; aggregate amount beneficially owned 53,104 (0.8% of the class)
- The New Nijhawan Family Trust 2015: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); source of funds: working capital (WC); sole voting power 0; shared voting power 48,914; sole dispositive power 0; shared dispositive power 48,914; aggregate amount beneficially owned 48,914 (0.7% of the class)
  Comment: For Box 13, based on a total of 6,936,404 Common Shares of the Company outstanding as of February 14, 2025 and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person.
- Pardeep Nijhawan (CIK 0001777962): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 342,569; shared voting power 1,254,012; sole dispositive power 342,569; shared dispositive power 1,254,012; aggregate amount beneficially owned 1,596,581 (19.99% of the class)
  Comment: For Boxes 8 and 9, consists of 1,119,981 Common Shares beneficially owned by Pardeep Nijhawan Medicine Professional Corporation, 32,013 Common Shares beneficially owned by The Digestive Health Clinic Inc., 53,104 Common Shares beneficially owned by 1968160 Ontario Inc. and 48,914 Common Shares beneficially owned by The New Nijhawan Family Trust 2015.
  
  For Box 14, based on a total of 6,936,404 Common Shares of the Company outstanding as of February 14, 2025, an additional 49,728 Common Shares underlying vested share options, an additional 75,435 Common Shares underlying vested restricted share units, an additional 359,170 Common Shares underlying vested warrants, 435,414 Common Shares underlying Series A -1 Preferred Shares and 132,433 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person. Excludes 388,400 Common Shares underlying Series B-1 Preferred Shares held by Pardeep Nijhawan which are subject to a 19.99% beneficial ownership blocker as described below in Item 3.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value per share
Name of issuer: EDESA BIOTECH, INC.
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6
Comment: This Amendment No. 8 ("Amendment No. 8") amends and supplements the statement on Schedule 13D jointly filed by (i) Pardeep Nijhawan Medicine Professional Corporation, formed in Ontario, Canada, (ii) The Digestive Health Clinic Inc., formed in Ontario, Canada, (iii) 1968160 Ontario Inc., an Ontario, Canada corporation (iv) The New Nijhawan Family Trust 2015, an Ontario, Canada trust and (v) Dr. Pardeep Nijhawan, an individual on June 17, 2019, as amended by Amendment No. 1 filed on August 19, 2019, as further amended by Amendment No. 2 filed on January 16, 2020, as further amended by Amendment No. 3 filed on September 18, 2020, as further amended by Amendment No. 4 filed on November 8, 2022, as further amended by Amendment No. 5 filed on August 21, 2023, as further amended by Amendment No. 6 filed on January 16, 2024, as further amended by Amendment No. 7 filed on November 1, 2024 (as so amended and supplemented, the "Schedule 13D"), with respect to the common shares, no par value per share (the "Common Shares") of Edesa Biotech, Inc., a British Columbia corporation (the "Company" or the "Issuer"). Except as expressly amended by this Amendment No. 8, the Schedule 13D remains in full force and effect. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

Since the filing of the Schedule 13D/A on November 1, 2024, the Issuer has granted Dr. Pardeep Nijhawan the following restricted share units, which vested in full upon grant: (i) 4,630 restricted share units on November 12, 2024, (ii) 6,420 restricted share units on December 2, 2024, (iii) 8,476 restricted share units on January 6, 2025, and (iv) 8,264 restricted share units on February 3, 2025.

On February 12, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain purchasers, including Pardeep Nijhawan, pursuant to which the Issuer sold to Pardeep Nijhawan in a private placement, 100 shares (the "Series B-1 Preferred Shares") of the Issuer's newly designated Series B-1 Convertible Preferred Shares, stated value $10,000 per share, which are initially convertible into approximately 520,833 Common Shares (the "Conversion Shares") at a conversion price of $1.92 per Conversion Share.
The Series B-1 Preferred Shares were sold at a purchase price of $10,000 per Series B-1 Preferred Share. The Reporting Person will not have the right to convert any portion of its Series B-1 Preferred Shares if, together with its affiliates, it would beneficially own in excess of 19.99% of the number of Common Shares outstanding immediately after giving effect to such conversion.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Pardeep Nijhawan may be deemed to be the beneficial owner of an aggregate of 1,596,581 Common Shares, comprised of: (i) sole voting and dispositive power of 342,569 Common Shares, comprised of: (a) 84,973 Common Shares, (b) 75,435 Common Shares underlying vested restricted share units, (c) 49,728 Common Shares underlying vested share options and (d) 132,433 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person; and (ii) shared voting and dispositive power of 1,254,012 Common Shares, comprised of: (a) 341,702 Common Shares, an additional 16,305 Common Shares underlying vested warrants and 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding held by Pardeep Nijhawan Medicine Professional Corporation, (b) 32,013 Common Shares held by The Digestive Health Clinic Inc., (c) 53,104 Common Shares held by 1968160 Ontario Inc., and (d) 32,609 Common Shares and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding held by The New Nijhawan Family Trust 2015. Pardeep Nijhawan's holdings exclude 388,400 Common Shares underlying Series B-1 Preferred Shares held by Pardeep Nijhawan, which are subject to a 19.99% beneficial ownership blocker as described in Item 3. Pardeep Nijhawan's holdings represent an aggregate of approximately 19.99% of the Issuer's outstanding Common Shares (based on a total of 6,936,404 Common Shares of the Issuer outstanding as of February 14, 2025, an additional 49,728 Common Shares underlying vested share options, an additional 75,435 Common Shares underlying vested restricted share units, an additional 359,170 Common Shares underlying vested warrants, 435,414 Common Shares underlying Series A-1 Preferred Shares and 132,433 Common Shares underlying Series B-1 Preferred Shares that are beneficially owned and deemed outstanding with respect to this Reporting Person).

As of the date hereof, Pardeep Nijhawan Medicine Professional Corporation may be deemed to be the beneficial owner, with shared voting and dispositive power, of an aggregate of 1,119,981 Common Shares, comprised of: (i) 341,702 Common Shares, (ii) 342,865 Common Shares underlying vested warrants and (iii) 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person. Pardeep Nijhawan Medicine Professional Corporation's holdings represent an aggregate of approximately 14.5% of the Issuer's outstanding Common Shares (based on a total of 6,936,404 Common Shares of the Issuer outstanding as of February 14, 2025, an additional 342,865 Common Shares underlying vested warrants and an additional 435,414 Common Shares underlying Series A-1 Preferred Shares that are deemed outstanding with respect to this Reporting Person).

As of the date hereof, The Digestive Health Clinic Inc. may be deemed to be the beneficial owner, with shared voting and dispositive power, of 32,013 Common Shares, representing an aggregate of approximately 0.5% of the Issuer's outstanding Common Shares (based on a total of 6,936,404 Common Shares of the Issuer outstanding as of February 14, 2025).

As of the date hereof, 1968160 Ontario Inc. may be deemed to be the beneficial owner, with shared voting and dispositive power, of 53,104 Common Shares, representing an aggregate of approximately 0.8% of the Issuer's outstanding Common Shares (based on a total of 6,936,404 Common Shares of the Issuer outstanding as of February 14, 2025).

As of the date hereof, The New Nijhawan Family Trust 2015 may be deemed to be the beneficial owner, with shared voting and dispositive power, of an aggregate of 48,914 Common Shares, comprised of: (i) 32,609 Common Shares and (ii) 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person. The New Nijhawan Family Trust 2015's holdings represent an aggregate of approximately 0.7% of the Issuer's outstanding Common Shares (based on a total of 6,936,404 Common Shares of the Issuer outstanding as of February 14, 2025 and an additional 16,305 Common Shares underlying vested warrants that are deemed outstanding with respect to this Reporting Person).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Item 5(a) of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

## Signatures
- Pardeep Nijhawan Medicine Professional Corporation: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (02/14/2025)
- The Digestive Health Clinic Inc.: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (02/14/2025)
- 1968160 Ontario Inc.: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Chief Executive Officer (02/14/2025)
- The New Nijhawan Family Trust 2015: /s/ Pardeep Nijhawan, Pardeep Nijhawan, Trustee (02/14/2025)
- Pardeep Nijhawan: /s/ Pardeep Nijhawan, Pardeep Nijhawan (02/14/2025)